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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -------------------------

                                 SCHEDULE 14D-9

 Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                          -----------------------------
                             KOLLMORGEN CORPORATION

                            (Name of Subject Company)


                         ------------------------------

                             KOLLMORGEN CORPORATION

                      (Name of Person(s) Filing Statement)

                         -------------------------------

                     Common Stock, Par Value $2.50 Per Share
                         (Title of Class of Securities)

                         -------------------------------

                                    500440102
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                                   James Eder
                  Vice President, General Counsel and Secretary
                             Kollmorgen Corporation
                                1601 Trapelo Road
                          Waltham, Massachusetts 02451
                                 (781) 890-5655
                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                          behalf of the persons filing
                                   statement)

                          -----------------------------

                                    Copy to:
                              CREIGHTON O'M. CONDON
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                   Kollmorgen Postponing 2000 Annual Meeting

  WALTHAM, Mass--May 8, 2000--Kollmorgen Corporation (NYSE:KOL) announced today that it is postponing the 2000 Annual Meeting of Shareholders scheduled to take place at 10:00 a.m. on Wednesday, May 10, 2000 at the Fleet Conference & Training Center, 1075 Main Street, Waltham, Massachusetts 02451.

  This action is taken in light of the announcement Thursday that Kollmorgen and Danaher Corporation have signed a definitive agreement whereby Danaher will acquire all of Kollmorgen's outstanding shares at a cash price of $23.00 per share.

  Additional information is available on the Kollmorgen Web site at www.kollmorgen.com.

  --30--

  CONTACT:  Robert J. Cobuzzi
            (781) 890-5655